EXHIBIT 99

                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


                          Unilever United States, Inc.

U. S. Media Relations Contact:               U.S. Investor Relations Contact:
Nancy Goldfarb                               Leigh Ferst
212-906-4690                                 212-906-3430


                          UNILEVER'S PRE-RESULTS UPDATE
                              MONDAY, JUNE 23 2003

New York, NY - June 19, 2003 -- As previously announced, Unilever will be holding its planned pre-results update on Monday, June 23, ahead of the 2003 Second Quarter and First Half Year Results on Wednesday, July 30 2003.

The teleconference will commence at 14:00hrs London time (15:00hrs Amsterdam, 09:00hrs New York) and lines are open from 13:30hrs London time. Given the volume of participants at previous conference calls you are advised to dial-in in good time. Analysts only will be able to ask questions during the call.

The presentation material will be made available, at 14:00hrs London time, through the relevant stock exchanges, and will be accessible on Unilever's website www.unilever.com.

                        EUROPEAN DIAL-IN TELEPHONE NUMBER
                     +44 (0) 1296 311650 - PIN number 651368

                           US DIAL-IN TELEPHONE NUMBER
            +1 877 810 2615 or +1 617 786 8334 - PIN number 61963619

The teleconference will be recorded and will be accessible one hour after the conference ends, and will be available up to and including Monday, July 7 2003. The replay number is:

             European line: +44 (0) 1296 618 700 - PIN number 523645
        US line: +1 888 286 8010 or +1 617 801 6888 - PIN number 92448234

The teleconference can also be accessed via Unilever's website from 13:30hrs (London time) and an archived stream will be available from two hours after the conference ends until Monday, July 7.

Pre-results updates for 2003 are planned as follows (all at 14:00 hrs - London time):

Monday, September 22                   - ahead of Q3 results to be published on
                                         Wednesday, October 29 2003
Wednesday, December 17                 - ahead of Q4 results to be published on
                                         Thursday, February 12 2004

                                      -o0o-